UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51249

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/23__ AND ENDING __12/31/23__
                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **GRANT WILLIAMS, L.P.**

TYPE OF REGISTRANT (check all applicable boxes):
- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1650 MARKET STREET, 53RD FLOOR
(No. and Street)

PHILADELPHIA	**PA**	**19103**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

STEVEN T. GRANT	**800-476-6226**	**sgrant@grantwilliams.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ROMEO & CHIAVERELLI, CPA'S LLC
(Name – if individual, state last, first, and middle name)

1 BALA AVENUE SUITE 234	BALA CYNWYD	PA	19104
(Address)	(City)	(State)	(Zip Code)
9/1/09		3721	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEVEN T. GRANT _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GRANT WILLIAMS, L.P. _____, as of 12/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

```
Commonwealth of Pennsylvania - Notary Seal
KIMBERLY GRAMLICH - Notary Public
Philadelphia County
My Commission Expires February 24, 2028
Commission Number 1296471
```

Kimberly Gramlich
Notary Public

Signature: _[signature]_

Title:
PRESIDENT

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GRANT WILLIAMS, L.P.

FINANCIAL STATEMENTS AND

SUPPLEMENTAL INFORMATION

DECEMBER 31, 2023

ROMEO & CHIAVERELLI, LLC
CERTIFIED PUBLIC ACCOUNTANTS
ONE BALA AVENUE   SUITE 234
BALA CYNWYD, PA 19004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Grant Williams, LP

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Grant Williams, LP.
 (the "Company"), as of December 31, 2023, and the related statements of operations, changes in
stockholders' equity and cash flows for the year then ended, and the related notes (collectively referred to
as the "financial statements"). In our opinion, the financial statements present fairly, in all material
respects, the financial position of the Company as of December 31, 2023, and the results of its operations
and its cash flows for the year ended December 31, 2023, in conformity with accounting principles
generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to
express an opinion on these financial statements based on our audit. We are a public accounting firm
registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are
required to be independent with respect to the Company in accordance with the U.S. federal securities
laws and the applicable rules and regulations of the Securities and Exchange Commission and the
PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that
we plan and perform the audit to obtain reasonable assurance about whether the financial statements are
free of material misstatement, whether due to error or fraud. Our audit included performing procedures to
assess the risks of material misstatement of the financial statements, whether due to error or fraud, and
performing procedures that respond to those risks. Such procedures included examining, on a test basis,
evidence regarding the amounts and disclosures in the financial statements. Our audit also included
evaluating the accounting principles used and significant estimates made by management, as well as
evaluating the overall presentation of the financial statements. We believe that our audit provides a
reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and
Exchange Commission and the Computation for Determination of Reserve Requirements and Information
Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange
Commission OR contained in schedules I and II, has been subjected to audit procedures performed in
conjunction with the audit of the Company's financial statements. The supplemental information is the
responsibility of the Company's management. Our audit procedures included determining whether the
supplemental information reconciles to the financial statements or the underlying accounting and other
records, as applicable, and performing procedures to test the completeness and accuracy of the
information presented in the supplemental information. In forming our opinion on the supplemental
information, we evaluated whether the supplemental information, including its form and content, is

presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2009.

[signature] LLC, CPA's

March 25, 2024

Bala Cynwyd, PA 19004

GRANT WILLIAMS, L.P.
DECEMBER 31, 2023
CONTENTS

GRANT WILLIAMS, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

Cash & Cash Equivalents	$	20,114
Receivables		17,437
Other Assets		28,524
TOTAL ASSETS	$	66,075

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:		
Accounts Payable and Accrued Expenses	$	8,600
TOTAL LIABILITIES		8,600
Partners' Capital		57,475
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	66,075

The accompanying notes are an integral part of these financial statements

GRANT WILLIAMS, L.P.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023

Revenues:	
Investment Banking	$ 1,734,531
Commissions	2,965
Mutual Fund Fees	4,301
Total revenue	1,741,797
Expenses:	
Compensation, benefits and payments to partners	$ 1,745,072
Other Expenses	31,645
Total expenses	1,776,717
Net (Loss)	$ (34,920)

The accompanying notes are an integral part of these financial statements.

GRANT WILLIAMS, L.P.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

Cash flows from operating activities:		
Net (Loss)	$	(34,920)
Adjustments to reconcile net loss to net cash used by operating activities:		
Increase in operating assets:		
Receivables		(3,591)
Other Assets		(608)
Decrease in liabilities:		
Accounts payable, accrued expenses		(3,460)
Total adjustments		(7,659)
Net cash used by operating activities		(42,579)
Cash flows from investing activities:		
Net cash used for investing activities		(0)
Cash flows from financing activities:		
Capital Contributions		45,000
Net cash provided by financing activities		45,000
Net increase in cash		2,421
Cash at beginning of year		17,693
Cash at end of year	$	20,114

The accompanying notes are an integral part of these financial statements.

GRANT WILLIAMS, L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2023

	Partners' Capital
Balance – Beginning of Year	$ 47,395
Capital Contributions	45,000
Capital Withdrawals	(0)
Net (Loss)	(34,920)
Balance – End of Year	$ 57,475

The accompanying notes are an integral part of these financial statements.

GRANT WILLIAMS, L.P.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2023

Subordinated Borrowings at January 1, 2023	$	0
Proceeds from subordinated notes		0
Conversions to equity		0
Payments of subordinated notes		0
Subordinated Borrowings at December 31, 2023	$	0

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

(a)   Organization and Nature of Business:

Grant Williams, L.P., (the "Company"), a Pennsylvania Limited Partnership, is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides securities services including executing principal transactions, agency transactions and offering advisory services.

(b)   Basis of Presentation:

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

(c)   Use of Estimates:

The presentation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(d)   Revenue:

Mutual Fund Fees received (12b-1 fees) are recognized as income by the Company as received from the Fund Company. The company generates most of its revenue by investment banking and management advisory fees. On an engagement basis.

(e)   Furniture and Equipment:

Furniture and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of related assets, ranging between 3 and 10 years.

(f)   Revenue Recognition

Although total revenues may not be materially impacted, management notes changes to the disclosures based or the additional requirements prescribed by ASC 606. These disclosures include information regarding the judgements used in evaluation when and how revenue is recognized and disclosures related to contract assets and liabilities.

The Company recognizes revenue in accordance with FASB Accounting Standard Codification 606, "Revenue from Contract with Customer" (ASC 606). Under ASC 606 revenue is recognized upon satisfaction of performance obligations by transferring control over good or service to a customer.

The recognition and measurement of revenue is based on assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transactions prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE 2 – CONCENTRATIONS OF CREDIT RISK AND OTHER MATTERS

The Company keeps its cash with high credit quality financial institutions. The account balances may exceed the FDIC insurance limit.

Monitoring procedures are utilized to minimize the risk of loss from accounts receivable. The company generally does not require collateral or other security from its investment banking customers. During the fiscal year ended December 31, 2023 the company recognized approximately 85% of its revenue from five customers.

NOTE 3 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and the Company's debt to debt-equity ratio shall not exceed 70%. At December 31, 2023, the Company had total net capital of $11,514 which was $6,514 more than its minimum net capital requirement of $5,000. In addition, the Company's ratio of aggregate indebtedness to net capital was 74.69 to 1 at December 31, 2023.   Management anticipates that the partners will provide sufficient capital to ensure compliance with the SEC Net Capital Rule.

NOTE 4 – INCOME TAXES

The Company is taxed for federal and state purposes as a partnership. As a result, the Company is not a taxpaying entity for federal or state income tax purposes and, accordingly, no income tax expense or tax benefit has been recorded in these financial statements. Income or losses from the Company are reflected on the Partners' income tax returns.

Federal, state and local income tax returns for years prior to 2020 are no longer subject to examination by tax authorities.

NOTE 5 – SUBSEQUENT EVENT

In preparing these financial statements, the company evaluates events occurring after the date of the financial statements to consider whether or not the impact of such events needs to be reflected and or disclosed on the financial statements. Such evaluation is performed through March 25, 2024. Based on the definition and requirements of the Subsequent Event Topics of FSAB accounting standards codification, management of Grant Williams, LP is not aware of any subsequent events that would require disclosure in the financial statements.

SUPPLEMENTAL INFORMATION

GRANT WILLIAMS, L.P.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2023

NET CAPITAL

Total partners' capital qualified for net capital	$	57,475
Add:		
Liabilities subordinated to claims of general		
creditors allowable in computation of net capital		0
Total capital and allowable subordinated liabilities	$	57,475
Deductions and/or charges:		
Other assets		45,961
Net capital before haircuts on securities positions		11,514
Haircuts on securities positions:		0
Net Capital	$	11,514

GRANT WILLIAMS, L.P.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2023

AGGREGATE INDEBTEDNESS

Items included in Statement of Financial Condition

Accounts payable and accrued expenses	$ 8,600
Total aggregate indebtedness	$ 8,600

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital requirement	$ 5,000
Excess net capital at 1500%	$ 6,514
Excess net capital at 1200%	$ 5,514
Ratios: aggregate indebtedness to net capital	74.69 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part IIA of Form X-17A-5 as of December 31, 2023.

SCHEDULE II

GRANT WILLIAMS, L.P.
RESERVE REQUIREMENTS AND POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2023

Grant Williams, L.P. claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(2)(ii).

OTHER MATTERS

ROMEO & CHIAVERELLI LLC
ONE BALA AVENUE
SUITE 234
BALA CYNWYD, PA 19004

Report of Independent Registered Public Accounting Firm
Exemption Report Review

To the Board of Directors:
Grant Williams, LP

We have reviewed management's statements, included in the accompanying Exemption Report, on which Grant Williams, LP identified the following provisions of 17 C.F.R. ~15c3-3(k) under which Grant Williams, LP. claimed an exemption from 17 C.F.R. ~240.15c3-3:(2)(ii). SEC Rule 15c3-3(k)(2)(ii) and Footnote 74 of SEC Release 34-700073 and Grant Williams, LP. stated that Grant Williams, LP. met the identified exemption provisions throughout the most recent fiscal year without exception. Grant Williams, LP.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Grant Williams, LP.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and Footnote 74 of SEC Release 34-70073.

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

March 25, 2024



GRANT WILLIAMS, LP
INVESTMENT SECURITIES, REGISTERED INVESTMENT ADVISORS

March 25, 2024

EXEMPTION REPORT

We confirm, to the best of our knowledge and belief, that:

1. Grant Williams LP claimed an exemption from SEC Rule 15c3-3 under provisions in Paragraph of (k)(2)(ii) throughout the fiscal year January 1, 2023 to December 31, 2023

2. Grant Williams LP met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(ii) throughout the fiscal year January 1, 2023 to December 31, 2023 without exception.

Sign: Date:

                                                                  3/25/24

Steven T. Grant
President

ROMEO & CHIAVERELLI LLC
ONE BALA AVENUE
SUITE 234
BALA CYNWYD, PA 19004

Independent Accountant's Agreed-Upon Procedures Report
On Schedule Of Assessment And Payments (Form SIPC-7)

To The Board of Directors of:
Grant Williams, LLP

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of Grant Williams, LLP (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited FormX-17A-5 for the year ended December 31, 2023, with the Total Revenue amount reported in Form SPIC-7 for the year ended December 31, 2023, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA
March 25, 2024

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended __12/31/2023__

> Determination of "SIPC NET Operating Revenues" and General Assessment for:
> *MEMBER NAME*   *SEC No.*
> GRANT WILLIAMS LP   8-51249
> For the fiscal period beginning _____1/1/2023_____ and ending __12/31/2023__

1   Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030) $ 1,741,797.00

2   Additions:

  a Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

  b Net loss from principal transactions in securities in trading accounts.

  c Net loss from principal transactions in commodities in trading accounts.

  d Interest and dividend expense deducted in determining item 1.

  e Net loss from management of or participation in the underwriting or distribution of securities.

  f Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.

  g Net loss from securities in investment accounts.

  h Add lines 2a through 2g. This is your **total additions**. $ 0.00

3   Add lines 1 and 2h $ 1,741,797.00

4   Deductions:

  a Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products. $ 7,266.00

  b Revenues from commodity transactions.

  c Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

  d Reimbursements for postage in connection with proxy solicitations.

  e Net gain from securities in investment accounts.

  f 100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

  g Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

  h Other revenue not related either directly or indirectly to the securities business.

                  Deductions in excess of $100,000 require documentation

5   **a** Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income

  b 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)

  c Enter the greater of line 5a or 5b $ 0.00

6   Add lines 4a through 4h and 5c. This is your **total deductions**. $ 7,266.00

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.	$ 1,734,531.00
8	Multiply line 7 by .0015. This is your **General Assessment**.	$ 2,601.00
9	Current overpayment/credit balance, if any	$ 0.00
10	General assessment from last filed _2023_ SIPC-6 or 6A	$ 1,937.00

11	**a** Overpayment(s) applied on all _2023_ SIPC-6 and 6A(s)	$ 0.00	
	b Any other overpayments applied	$ 0.00	
	c All payments applied for _2023_ SIPC-6 and 6A(s)	$ 1,937.00	
	d Add lines 11a through 11c		$ 1,937.00

12	**LESSER** of line 10 or 11d.	$ 1,937.00

13	**a** Amount from line 8	$ 2,601.00	
	b Amount from line 9	$ 0.00	
	c Amount from line 12	$ 1,937.00	
	d Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.		$ 664.00

14	Interest (see instructions) for ___0___ days late at 20% per annum	$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.	$ 664.00
16	Overpayment/credit carried forward (if applicable)	$ 0.00

SEC No. 8-51249	*Designated Examining Authority* DEA: FINRA	*FYE* 2023	*Month* Dec
MEMBER NAME *MAILING ADDRESS*	GRANT WILLIAMS LP 1650 MARKET STREET 53RD FLOOR PHILADELPHIA, PA 19103		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

GRANT WILLIAMS LP	Jason Goldman
(Name of SIPC Member)	(Authorized Signatory)
2/12/2024	jgoldman@ccmg.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.